
Bangkok Bank
ธนาคารกรุงเทพ


03050749


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH, D.C. 188 SECTION

May 14, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Dear Sirs,

Attached please find the 2003 first quarter unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dw 5/27

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983

File No. 82-4835


SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH, D.C.
188
SECTION

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Consolidated and Company Financial Statements

Quarter ended March 31, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2003, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated February 14, 2003. The consolidated and the Bank's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

As described in Notes 1.2, 3 and 5.3 to the financial statements, the Bank of Thailand (the "BOT") issued the Guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize the BOT defined qualitative loan review procedures. As at March 31, 2002, the Bank was carrying out the qualitative loans reviews per the BOT's notifications dated August 26, 1998 as an ongoing process. The Bank believed that the effect on the financial statements for the quarter ended March 31, 2002 would not be material, had the Bank completed qualitative loan review procedures as required by the Guidelines. Subsequently in 2002, the BOT had replaced the Guidelines on qualitative loans reviews with the new guidelines dated September 20, 2002 and December 20, 2002. One of the main requirements is to require banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments at the end of the year 2002 and subsequently to perform qualitative reviews of every single loan outstanding at the end of the calendar year (except loans that have been brought to and finalized by the court, new loans that were approved within the calendar year and retail loans that were reviewed by statistical methods). As at December 31, 2002, the Bank complied with the new guidelines and as at March 31, 2003, the Bank is in the process of performing the qualitative reviews under the new guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.



Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 7, 2003

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED" As at March 31, 2003	As at December 31, 2002	"UNAUDITED" As at March 31, 2003	As at December 31, 2002
ASSETS				
CASH	16,722,216	23,899,818	16,639,577	23,783,878
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	8,827,305	9,060,526	8,346,256	8,506,960
Non - interest bearing	6,554,884	7,261,657	6,505,382	7,224,866
Foreign items				
Interest bearing	97,314,356	109,828,926	108,134,865	119,862,094
Non - interest bearing	7,502,216	4,487,721	7,165,977	4,114,493
Total interbank and money market items, net	120,198,761	130,638,830	130,152,480	139,708,413
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	19,890,000	6,180,000	19,650,000	6,000,000
INVESTMENTS (Note 5.2)				
Current investments, net	79,274,595	65,894,183	68,321,555	59,826,059
Long - term investments, net	251,737,669	255,076,762	249,115,632	250,391,241
Investments in subsidiaries and associated companies, net	2,341,098	2,322,424	7,949,313	7,944,295
Total investments, net	333,353,362	323,293,369	325,386,500	318,161,595
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	840,750,813	837,853,886	833,718,518	830,622,404
Accrued interest receivable	1,822,181	1,473,372	1,807,828	1,459,147
Total loans and accrued interest receivable	842,572,994	839,327,258	835,526,346	832,081,551
Less Allowance for doubtful accounts (Note 3)	(138,089,172)	(138,137,319)	(137,487,609)	(137,529,844)
Less Revaluation allowance for debt restructuring	(11,890,802)	(13,224,311)	(11,890,802)	(13,224,311)
Total loans and accrued interest receivable, net	692,593,020	687,965,628	686,147,935	681,327,396
PROPERTIES FORECLOSED, NET	33,319,951	33,741,082	31,203,921	31,605,689
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,283,942	1,178,514	1,283,942	1,178,514
PREMISES AND EQUIPMENT, NET	29,851,723	30,027,941	29,674,001	29,846,121
LEGAL EXPENSE PAID IN ADVANCE	1,915,549	1,925,872	1,911,094	1,921,086
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	4,006,194	3,893,854	3,896,503	3,733,209
LEASEHOLD, NET	2,624,831	2,698,225	2,624,831	2,698,225
OTHER ASSETS, NET	4,826,628	5,512,546	4,352,096	5,134,336
TOTAL ASSETS	1,260,586,177	1,250,955,679	1,252,922,880	1,245,098,462

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	986,859,939	977,677,526	984,842,124	975,658,351
Deposits in foreign currencies	92,319,257	93,016,908	86,273,415	87,006,320
Total deposits	1,079,179,196	1,070,694,434	1,071,115,539	1,062,664,671
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	1,428,812	1,783,215	1,340,812	1,783,215
Non - interest bearing	2,928,953	2,353,201	3,015,398	2,406,007
Foreign items				
Interest bearing	14,623,177	15,777,177	15,480,521	18,374,098
Non - interest bearing	2,078,282	1,389,229	2,147,184	1,433,209
Total interbank and money market items, net	21,059,224	21,302,822	21,983,915	23,996,529
LIABILITIES PAYABLE ON DEMAND	3,895,660	3,592,005	3,839,148	3,549,489
BORROWINGS (Note 5.4)				
Short - term borrowings	14,124,289	4,356,299	14,124,289	4,356,299
Long - term borrowings	30,286,195	39,928,655	30,286,195	39,928,655
Total borrowings	44,410,484	44,284,954	44,410,484	44,284,954
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	34,496,550	34,496,550	34,496,550	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	1,283,942	1,178,514	1,283,942	1,178,514
INTEREST PAYABLE	4,126,736	4,640,064	4,065,199	4,590,758
INTER ACCOUNT BALANCE, NET	4,845,977	6,080,469	4,877,736	6,072,281
OTHER LIABILITIES	9,753,738	8,991,329	9,503,908	8,762,593
TOTAL LIABILITIES	1,203,051,507	1,195,261,141	1,195,576,421	1,189,596,339

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,957	14,664,957	14,664,957	14,664,957
345,000 preferred shares of Baht 10 each (Note 5.5)	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL	10,202,244	10,209,273	10,202,244	10,209,273
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,491,988	5,655,283	5,491,988	5,655,283
FOREIGN EXCHANGE ADJUSTMENT	1,481,632	1,584,795	1,481,632	1,584,795
UNREALIZED GAINS ON INVESTMENT	14,058,840	13,896,851	14,058,840	13,896,851
UNREALIZED LOSSES ON INVESTMENT	(2,573,714)	(2,448,629)	(2,573,714)	(2,448,629)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves	11,544,800	11,544,800	11,544,800	11,544,800
Other reserves	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (Deficit)	(110,536,452)	(112,617,371)	(110,536,452)	(112,617,371)
TOTAL	57,346,459	55,502,123	57,346,459	55,502,123
MINORITY INTEREST	188,211	192,415	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	57,534,670	55,694,538	57,346,459	55,502,123
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,260,586,177	1,250,955,679	1,252,922,880	1,245,098,462

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED" As at March 31, 2003	As at December 31, 2002	"UNAUDITED" As at March 31, 2003	As at December 31, 2002
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 5.6)				
AVALS TO BILLS AND GUARANTEES OF LOANS	20,344,292	20,964,324	20,270,587	20,890,824
LIABILITY UNDER UNMATURED IMPORT BILLS	9,116,252	8,920,775	8,983,870	8,824,741
LETTERS OF CREDIT	27,104,845	26,143,945	26,879,021	25,933,003
OTHER CONTINGENCIES	542,145,829	522,172,553	558,749,004	538,208,715

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)

(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,854,346	8,717,347	8,754,124	8,639,301
Interest on interbank and money market items	1,161,313	1,553,795	1,310,864	1,681,385
Hire purchase and financial lease income	424	301	-	-
Investments	3,247,455	3,011,143	3,117,005	2,897,003
Total interest and dividend income	13,263,538	13,282,586	13,181,993	13,217,689
INTEREST EXPENSES				
Interest on deposits	4,132,011	5,288,708	4,078,105	5,231,623
Interest on interbank and money market items	111,495	167,454	105,000	186,314
Interest on short - term borrowings	587,263	431,705	587,263	431,705
Interest on long - term borrowings	1,922,453	2,038,838	1,922,453	2,038,838
Total interest expenses	6,753,222	7,926,705	6,692,821	7,888,480
NET INTEREST AND DIVIDEND INCOME	6,510,316	5,355,881	6,489,172	5,329,209
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	285,901	(355,375)	275,272	(354,449)
LOSS ON DEBT RESTRUCTURING	930,004	1,382,863	930,004	1,382,863
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	5,294,411	4,328,393	5,283,896	4,300,795
NON - INTEREST INCOME				
Gain (loss) on investments, net	396,739	5,661	396,739	(459)
Equity in undistributed net income of subsidiaries and associated companies	16,902	4,474	14,801	40,142
Fees and service income				
Acceptances, aval and guarantees	68,013	80,672	68,011	80,647
Others	2,810,190	2,681,862	2,730,421	2,543,371
Gain on exchange, net	689,636	521,073	670,239	516,653
Gain on disposal of assets	12,690	61,820	12,690	61,820
Other income	103,061	149,464	93,056	141,969
Total non - interest income	4,097,231	3,505,026	3,985,957	3,384,143
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	9,391,642	7,833,419	9,269,853	7,684,938

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON - INTEREST EXPENSES				
Personnel expenses	2,096,064	2,039,394	2,027,717	1,960,749
Premises and equipment expenses	1,169,895	1,320,234	1,143,324	1,283,454
Taxes and duties	544,983	449,165	542,279	446,660
Fees and service expenses	469,806	395,316	455,414	386,967
Directors' remuneration	6,621	6,287	5,850	5,699
Contributions to the Financial Institutions Development Fund	1,006,846	1,022,438	1,006,846	1,020,491
Loss on impairment of properties foreclosed	1,193,031	19,486	1,193,031	19,486
Other expenses	997,593	1,016,926	984,798	1,008,515
Total non - interest expenses	7,484,839	6,269,246	7,359,259	6,132,021
INCOME BEFORE INCOME TAX	1,906,803	1,564,173	1,910,594	1,552,917
INCOME TAX EXPENSES	418	910	-	-
INCOME BEFORE MINORITY INTEREST	1,906,385	1,563,263	1,910,594	1,552,917
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT	(4,209)	10,346	-	-
NET INCOME	1,910,594	1,552,917	1,910,594	1,552,917
BASIC EARNINGS PER SHARE **BAHT**	1.30	1.06	1.30	1.06
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **THOUSAND SHARES**	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements





(Mr. Chartsiri Sophonpanich)

(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,957	14,664,957	14,664,957	14,664,957
Ending balance	14,664,957	14,664,957	14,664,957	14,664,957
PREFERRED SHARES				
Beginning balance	3,450	3,450	3,450	3,450
Ending balance	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738	49,741,738	49,741,738	49,741,738
Ending balance	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,209,273	10,293,557	10,209,273	10,293,557
Deductions	(7,029)	(46,467)	(7,029)	(46,467)
Ending balance	10,202,244	10,247,090	10,202,244	10,247,090
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	5,655,283	6,257,794	5,655,283	6,257,794
Deductions	(163,295)	(162,251)	(163,295)	(162,251)
Ending balance	5,491,988	6,095,543	5,491,988	6,095,543
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,584,795	1,783,339	1,584,795	1,783,339
Deductions	(103,163)	(178,566)	(103,163)	(178,566)
Ending balance	1,481,632	1,604,773	1,481,632	1,604,773
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	13,896,851	8,538,151	13,896,851	8,538,151
Additions (Deductions)	161,989	(819,431)	161,989	(819,431)
Ending balance	14,058,840	7,718,720	14,058,840	7,718,720
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(2,448,629)	(3,364,166)	(2,448,629)	(3,364,166)
Additions	(125,085)	(583,216)	(125,085)	(583,216)
Ending balance	(2,573,714)	(3,947,382)	(2,573,714)	(3,947,382)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800	11,544,800	11,544,800	11,544,800
Ending balance	11,544,800	11,544,800	11,544,800	11,544,800
OTHER RESERVES				
Beginning balance	63,266,976	63,266,976	63,266,976	63,266,976
Ending balance	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (deficit)				
Beginning balance	(112,617,371)	(119,533,462)	(112,617,371)	(119,533,462)
Additions - Net income	1,910,594	1,552,917	1,910,594	1,552,917
- Depreciation of building - appraisal (Note 5.1.2.5)	163,296	156,951	163,296	156,951
- Realized increment of appraisal assets (Note 5.1.2.6)	7,029	-	7,029	-
Ending balance	(110,536,452)	(117,823,594)	(110,536,452)	(117,823,594)
MINORITY INTEREST				
Beginning balance	912,415	134,142	-	-
Additions (Deductions)	(724,204)	60,190	-	-
Ending balance	188,211	194,332	-	-
TOTAL	57,534,670	43,311,403	57,346,459	43,117,071

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,910,594	1,552,917	1,910,594	1,552,917
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	2,514,610	2,547,060	2,524,190	2,550,961
Bad debt and doubtful accounts (reversal)	285,901	(355,375)	275,272	(354,449)
Loss on debt restructuring	930,004	1,382,863	930,004	1,382,863
Loss (gain) on foreign exchange	(314,695)	12,914	(315,055)	12,875
Loss (gain) on disposal of assets	15,146	(32,390)	15,122	(31,195)
Unrealized loss on revaluation of trading securities	30,331	142,023	30,331	142,023
Gain on disposal of securities for investment	(676,902)	(119,330)	(676,902)	(113,254)
Loss on impairment of investments	304,224	85,841	304,224	85,841
Gain on reversal of impairment of investments	-	(24,185)	-	(24,185)
Equity in undistributed net income of subsidiaries and associated companies	(16,902)	(4,474)	(14,801)	(40,142)
Loss on impairment of properties foreclosed	1,193,031	19,545	1,193,031	19,487
Gain on reversal of impairment of properties foreclosed	(3,075)	-	-	-
Loss on impairment of other assets	8,945	-	7,247	-
Accrued interest receivable and dividend decrease	302,881	699,934	253,330	381,537
Accrued receivable - other decrease (increase)	(18,982)	18,764	30,229	18,664
Accrued interest payable decrease	(513,328)	(908,086)	(525,559)	(843,111)
Accrued other expenses increase	475,113	734,319	509,889	727,456
Minority interest in profit of subsidiaries	(4,209)	10,346	-	-
Income from operations before changes in operating assets and liabilities	6,422,687	5,762,686	6,451,146	5,468,288

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	8,413,622	15,702,067	7,529,486	17,114,833
Negotiable certificates of deposit	1,249,120	16,477	1,249,120	16,477
Securities purchased under resale agreements	(13,710,000)	(18,571,000)	(13,650,000)	(18,752,000)
Current investments - trading securities	(2,890,729)	917,828	(2,890,729)	917,828
Loans	(6,290,091)	4,862,536	(6,464,948)	4,809,831
Properties foreclosed	284,766	431,066	241,247	398,299
Other assets	1,272,421	(1,691,596)	768,013	(1,466,257)
Operating liabilities increase (decrease)				
Interbank and money market items	(243,598)	(1,761,019)	(2,012,614)	(1,841,152)
Negotiable certificates of deposit	21,931	(15,358)	(18,057)	(2,235)
Deposits	8,462,832	9,517,587	8,468,925	9,228,168
Liabilities payable on demand	303,656	888,819	289,659	913,035
Other liabilities	(1,074,231)	(2,207,696)	(551,713)	(2,529,705)
Net cash provided by operating activities	2,222,386	13,852,397	(590,465)	14,275,410
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(96,405,668)	(46,990,087)	(95,438,731)	(45,727,779)
Proceeds from disposal of available for sale securities	88,064,378	32,608,044	87,980,778	31,584,949
Purchase of held to maturity debt securities	(9,272,830)	(3,467,340)	(3,731,470)	(3,457,384)
Proceeds from redemption of held to maturity debt securities	10,013,645	4,023,145	6,429,542	3,386,133
Purchase of general investments	(46,522)	(480,000)	(46,522)	(480,000)
Proceeds from disposal of general investments	35,118	37,654	35,118	53,056
Purchase of premises, equipment and leasehold	(535,054)	(402,161)	(529,619)	(391,156)
Proceeds from disposal of premises, equipment and leasehold	10,418	36,887	10,353	32,537
Net cash used in investing activities	(8,136,515)	(14,633,858)	(5,290,551)	(14,999,644)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(1,265,000)	(1,265,000)	(1,265,000)	(1,265,000)
Net cash used in financing activities	(1,265,000)	(1,265,000)	(1,265,000)	(1,265,000)
Effect on cash due to changes in the exchange rates	1,527	(22,721)	1,715	(21,798)
Net increase (decrease) in cash	(7,177,602)	(2,069,182)	(7,144,301)	(2,011,032)
Cash as at January 1,	23,899,818	16,141,827	23,783,878	16,017,906
Cash as at March 31,	16,722,216	14,072,645	16,639,577	14,006,874

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2003 AND 2002
"UNAUDITED"

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presenting consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. However, for the first half of the year 2002, the Bank had performed the qualitative loans reviews in accordance with the BOT's guidelines in effect at the time. For the second half of the year 2002, the BOT had replaced the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 with the new guidelines regarding the amendment of the regulations of qualitative review of loans, commitments and its related reports dated September 20, 2002 and December 20, 2002, which requires banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments as at the end of the year 2002. As at December 31, 2002, the Bank was fully in compliance with such requirement.

For the quarter ended March 31, 2003, the new BOT's guidelines referred to above requires banks to perform reviews of all loans which have outstanding balance as at the end of the calendar year. (Except loans that have been brought to and finalized by the court, new loans that were approved within the end of the calendar year and retail loans that were reviewed by statistical methods.) As at March 31, 2003, the Bank was carrying out the qualitative loans reviews as an ongoing new process.

The BOT has also issued the additional amendment of the qualitative loans reviews guidelines per the notification dated March 31, 2003. The main idea of the notification was to elaborate on the qualitative loans reviews by using statistical methods for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year instead of retail loans. The Bank is carrying out the process to improve the qualitative loans reviews in accordance with the above notification.

Furthermore, the BOT has also issued several additional guidelines to clearly clarify the aforementioned guidelines, such as the guideline for the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability including reports required to submit to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2003 and December 31, 2002, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2003 and December 31, 2002, the Bank has a total staff of 18,059 and 18,416, respectively.

2.1 The interim consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2002.

The results of operations for the quarter ended March 31, 2003 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with

statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2000 audited financial statements amounting to Baht 730.4 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

The interim consolidated financial statements for the quarter ended March 31, 2003 and balance sheet as at December 31, 2002 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarter ended March 31, 2003 and balance sheet as at December 31, 2002 also included Bualuang Securities Company Limited, the 65.00% and 65.00% owned subsidiary of Bualuang Finance Company Limited, respectively.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the reviewed financial statements of these companies except for BBL Asset Management Company Limited's financial statements; and the Bank's interest in associated companies' equity was taken from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited's financial statements.

3. Allowance for doubtful accounts

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, (which was revoked by the notification on the same subject dated February 28, 2003), which required the Bank to write off doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT. The Bank has considered recording the loans and related allowance for doubtful accounts for doubtful of loss loans which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at June 30, 2002 amounting to Baht 88,143.3 million* and Baht 88,034.9 million,* respectively, to conform with such notification.

As at March 31, 2003 and December 31, 2002, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines to be Baht 100,663.1 million** and Baht 90,879.5 million,*** respectively, in the consolidated financial statements and Baht 100,271.1 million** and Baht 90,469.2 million,*** respectively, in the Bank's financial statements.

As at March 31, 2003 and December 31, 2002, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 37,285.8 million and Baht 47,115.4 million, respectively, in the consolidated financial statements and of Baht 37,076.2 million and Baht 46,918.2 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous quarter.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation method to the interim financial statements consistent with the most recent annual financial statements.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at March 31, 2003 and 2002, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings per share is not affected.

4.3 Cash

Cash are cash on hand and cash in transit.

---

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 127.1 million

4.4 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or net realizable value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense. Net realizable value is determined from the appraised value. For the quarter ended September 30, 2002 onwards, net realizable value is determined from the appraised value less related selling expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2003 and 2002, are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
Interest	7,266.6	8,834.8	7,218.4	8,731.6
Income tax	67.1	69.1	65.4	67.4

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the quarter ended March 31, 2003, the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 162.0 million. The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 125.1 million.

For the quarter ended March 31, 2002, the Bank recorded a decrease in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 819.4 million.The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 583.2 million.

5.1.2.2 For the quarter ended March 31, 2003, the bank has accepted the transfer of debt securities and other assets through debt restructuring amounting to Baht 0.1 million and Baht 709.9 million, respectively.

For the quarter ended March 31, 2002 the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 618.6 million, Baht 18.2 million and Baht 781.4 million,

5.1.2.3 For the quarters ended March 31, 2003 and 2002, the Bank has accepted the non-negotiable promissory note and the right of the Bank against the promissory note which was classified as held to maturity debt securities amounting to Baht 3.3 million and Baht 578.6 million, respectively, from the TAMC as discussed in Notes 5.3.3.

5.1.2.4 For the quarters ended March 31, 2003 and 2002, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amount Baht 107.0 million and Baht 114.8 million, respectively.

5.1.2.5 For the quarters ended March 31, 2003 and 2002, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 163.3 million and Baht 156.9 million, respectively.

5.1.2.6 For the quarter ended March 31, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred unrealized increment per the above assets appraisal to retained earnings amounting to Baht 7.0 million.

5.2 Investments

5.2.1 As at March 31, 2003 and December 31, 2002, the Bank classified investments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Trading securities	4,020.6	1,164.9	4,020.6	1,164.9
Available for sale securities	238,504.5	230,521.9	232,118.3	224,998.5
Held to maturity debt securities	76,941.6	77,701.1	69,771.2	72,489.4
General investments	11,545.6	11,583.1	11,527.1	11,564.5
Investment in subsidiaries and associated companies (Note 5.2.2)	2,341.1	2,322.4	7,949.3	7,944.3
Total investments, net	333,353.4	323,293.4	325,386.5	318,161.6

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,027.2	3.8	(10.4)	4,020.6
Add (less) Revaluation allowance	(6.6)			-
Total	4,020.6			4,020.6
Available for sale securities	47,597.0	314.9	(14.3)	47,897.6
Add (less) Revaluation allowance	300.6			-
Total	47,897.6			47,897.6
Held to maturity debt securities	27,356.4	432.7	(6.3)	27,782.8
Less Allowance for impairment	-			-
Total	27,356.4			27,782.8
Total current investments, net	79,274.6			79,701.0
Long-term investments				
Available for sale securities	179,665.7	13,238.5	(2,297.3)	190,606.9
Add (less) Revaluation allowance	11,211.8			-
Less Allowance for impairment	(270.6)			-
Total	190,606.9			190,606.9
Held to maturity debt securities	49,585.2	2,067.5	(2.7)	51,650.0
Less Allowance for impairment	-			-
Total	49,585.2			51,650.0
General investments				
Regular equity securities	5,657.4			6,003.1
Equity securities received through debt restructuring	8,684.6			11,476.7
Total	14,342.0			17,479.8
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,766.0)			-
Total	11,545.6			17,479.8
Total long-term investments, net	251,737.7			259,736.7

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities	43,325.8	151.3	(30.7)	43,446.4
Add (less) Revaluation allowance	120.6			-
Total	43,446.4			43,446.4
Held to maturity debt securities	21,283.0	487.6	(3.4)	21,767.2
Less Allowance for impairment	-			-
Total	21,283.0			21,767.2
Total current investments, net	65,894.3			66,378.5
Long-term investments				
Available for sale securities	175,761.3	13,240.4	(1,926.2)	187,075.5
Add (less) Revaluation allowance	11,356.7			-
Less Allowance for impairment	(42.5)			-
Total	187,075.5			187,075.5
Held to maturity debt securities	56,418.1	2,107.4	(11.1)	58,514.4
Less Allowance for impairment	-			-
Total	56,418.1			58,514.4
General investments				
Regular equity securities	5,655.0			5,994.7
Equity securities received through debt restructuring	8,684.6			11,955.9
Total	14,339.6			17,950.6
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,726.1)			-
Total	11,583.1			17,950.6
Total long-term investments, net	255,076.7			263,540.5

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,027.2	3.8	(10.4)	4,020.6
Add (less) Revaluation allowance	(6.6)			-
Total	4,020.6			4,020.6
Available for sale securities	42,827.2	208.6	(11.1)	43,024.7
Add (less) Revaluation allowance	197.5			-
Total	43,024.7			43,024.7
Held to maturity debt securities	21,276.3	432.7	(0.2)	21,708.8
Less Allowance for impairment	-			-
Total	21,276.3			21,708.8
Total current investments, net	68,321.6			68,754.1
Long-term investments				
Available for sale securities	178,243.2	13,147.7	(2,297.3)	189,093.6
Add (less) Revaluation allowance	11,121.0			-
Less Allowance for impairment	(270.6)			-
Total	189,093.6			189,093.6
Held to maturity debt securities	48,494.9	2,067.5	(2.6)	50,559.8
Less Allowance for impairment	-			-
Total	48,494.9			50,559.8
General investments				-
Regular equity securities	5,631.0			5,947.0
Equity securities received through debt restructuring	8,684.6			11,476.7
Total	14,315.6			17,423.7
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,758.1)			-
Total	11,527.1			17,423.7
Total long-term investments, net	249,115.6			257,077.1

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities	41,024.8	116.7	(6.9)	41,134.6
Add (less) Revaluation allowance	109.8			-
Total	41,134.6			41,134.6
Held to maturity debt securities	17,526.6	487.5	(2.0)	18,012.1
Less Allowance for impairment	-			-
Total	17,526.6			18,012.1
Total current investments, net	59,826.1			60,311.6
Long-term investments				
Available for sale securities	172,729.6	13,060.5	(1,926.2)	183,863.9
Add (less) Revaluation allowance	11,176.8			-
Less Allowance for impairment	(42.5)			-
Total	183,863.9			183,863.9
Held to maturity debt securities	54,962.8	2,107.2	(9.9)	57,060.1
Less Allowance for impairment	-			-
Total	54,962.8			57,060.1
General investments				
Regular equity securities	5,628.6			5,941.8
Equity securities received through debt restructuring	8,684.6			11,955.9
Total	14,313.2			17,897.7
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,718.3)			-
Total	11,564.5			17,897.7
Total long-term investments, net	250,391.2			258,821.7

Investments classified in accordance with the notification of the BOT as at March 31, 2003 and December 31, 2002 are presented in Note 5.3.4.

As at March 31, 2003, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

As at December 31, 2002, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

For the quarters ended March 31, 2003 and 2002, the Bank had set allowance for impairment of investment amounting to Baht 304.2 million and Baht 85.8 million.

As at March 31, 2003 and December 31, 2002, investment in debt securities classified as held to maturity security which were government and state enterprise securities included the non-negotiable promissory note and the right of the Bank against the promissory note from TAMC amounting to Baht 24,833.0 million and Baht 24,829.7 million, respectively.

5.2.2 As at March 31, 2003 and December 31, 2002, the Bank had investments in subsidiaries and associated companies, net as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	33.9	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	133.8	-
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.2	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	-*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,165.2**	-
Total					2,594.8	2,341.1	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,594.8	2,341.1	

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	-*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					2,594.8	2,322.4	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,594.8	2,322.4	

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,140.5	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,381.6	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,323.7	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	708.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.3	-
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1 *	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	33.9	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	133.8	-
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.2	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	- *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,165.2 **	-
Total					6,839.8	7,949.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,839.8	7,949.3	

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,179.8	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,355.9	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,324.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	707.7	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	53.9	-
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	-*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					6,839.8	7,944.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,839.8	7,944.3	

*

Investments which represent more than 10% of the paid-up capital and not investments in subsidiaries and associated companies are classified according to industry group, consisted of the following as at March 31, 2003 and December 31, 2002, :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Agriculture and mining	-	-		-
Manufacturing and commercial	4,582.9	4,579.6	4,582.9	4,579.6
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	2,940.9	2,940.9	2,940.9	2,940.9
Others	246.2	218.4	246.2	218.4
Total	8,224.3	8,193.2	8,224.3	8,193.2

For the quarter ended March 31, 2002, the Bank reversed impairment of certain investments of overseas branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at March 31, 2003, the Bank had investments in 29 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 545.1 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 544.4 million.

As at December 31, 2002, the Bank had investments in 31 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 596.9 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 596.2 million.

As at March 31, 2003, the Bank had investments in 18 listed companies that are under SET delisting criteria amounting to Baht 4,331.3 million with the fair value of Baht 6,915.0 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.1 million.

As at December 31, 2002, the Bank had investments in 18 listed companies that are under SET delisting criteria amounting to Baht 4,327.8 million with the fair value of Baht 7,393.9 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

5.3 Loans and accrued interest receivable

As at March 31, 2003 and December 31, 2002, the Bank had impaired loans amounting to Baht 240,097.1 million and Baht 215,985.9 million, respectively.

5.3.1 As at March 31, 2003 and December 31, 2002, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	564,904.5	274,345.0	1	2,743.5
Special mentioned	37,367.2	8,899.9	2	178.0
Substandard	18,592.6	5,933.1	20	1,186.6
Doubtful	49,987.0	28,009.0	50	14,004.5
Doubtful of loss	172,072.6	82,550.5	100	82,550.5
Total	842,923.9	399,737.5		100,663.1
Less Unearned discounts	(350.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,285.8 *
Total	842,573.0			137,948.9

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	594,755.7	296,158.0	1	2,961.6
Special mentioned	28,244.9	5,875.8	2	117.5
Substandard	22,647.7	3,883.4	20	776.7
Doubtful	22,226.8	7,969.4	50	3,984.7
Doubtful of loss	171,719.0	83,039.0	100	83,039.0
Total	839,594.1	396,925.6		90,879.5
Less Unearned discounts	(266.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				47,115.4 **
Total	839,327.2			137,994.9

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	559,520.7	270,994.5	1	2,709.9
Special mentioned	36,331.9	8,350.0	2	167.0
Substandard	18,556.5	5,925.8	20	1,185.2
Doubtful	49,896.8	27,963.6	50	13,981.8
Doubtful of loss	171,551.9	82,227.2	100	82,227.2
Total	835,857.8	395,461.1		100,271.1
Less Unearned discounts	(331.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,076.2 *
Total	835,526.3			137,347.3

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	588,589.3	291,975.0	1	2,919.8
Special mentioned	27,811.6	5,660.8	2	113.2
Substandard	22,610.3	3,869.7	20	774.0
Doubtful	22,188.5	7,952.5	50	3,976.2
Doubtful of loss	171,128.8	82,686.0	100	82,686.0
Total	832,328.5	392,144.0		90,469.2
Less Unearned discounts	(247.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				46,918.2 **
Total	832,081.5			137,387.4

5.3.2 As at March 31, 2003 and December 31, 2002, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines, regarding quality of assets and related party transactions, dated July 17, 1998, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	26	24,853.8	4,587.7	652.2	652.2
Total	35	25,671.0	4,587.7	1,469.4	1,469.4

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	26	24,853.8	4,587.7	652.2	652.2
Total	35	25,671.0	4,587.7	1,469.4	1,469.4

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required By the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and Increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

The doubtful of loss loans which had been written back onto the balance sheets as at March 31, 2003 and December 31, 2002 included loans to 8 financial institutions ordered closed. The loans to these debtors had been written off in the previous period.

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at March 31, 2003 and for the quarter ended March 31, 2003, amounting to Baht 24,833.0 million and Baht 3.3 million to TAMC, respectively. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

As at March 31, 2003 and December 31, 2002, the Bank received promissory notes from TAMC relating to certain portions of transferred impaired assets amounting to Baht 20,153.9 million and Baht 18,880.6 million, respectively.

5.3.4 As at March 31, 2003 and December 31, 2002, assets classified in accordance with the notification of the BOT are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Others Assets**	**Total**
Normal	564,904.5	-	-	160.9	565,065.4
Special mentioned	37,367.2	-	-	23.5	37,390.7
Substandard	18,592.6	-	-	17.2	18,609.8
Doubtful	49,987.0	-	-	47.7	50,034.7
Doubtful of loss	172,072.6	5,036.2	1,732.0	2,173.0	181,013.8
Loss	-	-	-	-	-
Total	842,923.9	5,036.2	1,732.0	2,422.3	852,114.4
Less Unearned discounts	(350.9)				
Total	842,573.0				

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	594,755.7	-	-	160.5	594,916.2
Special mentioned	28,244.9	-	-	19.8	28,264.7
Substandard	22,647.7	-	-	26.4	22,674.1
Doubtful	22,226.8	-	-	51.7	22,278.5
Doubtful of loss	171,719.0	4,634.0	1,656.2	2,175.1	180,184.3
Loss	-	-	-	-	-
Total	839,594.1	4,634.0	1,656.2	2,433.5	848,317.8
Less Unearned discounts	(266.9)				
Total	839,327.2				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	559,520.7	-	-	160.8	559,681.5
Special mentioned	36,331.9	-	-	22.9	36,354.8
Substandard	18,556.5	-	-	17.2	18,573.7
Doubtful	49,896.8	-	-	47.6	49,944.4
Doubtful of loss	171,551.9	5,029.6	1,570.3	2,169.1	180,320.9
Loss	-	-	-	-	-
Total	835,857.8	5,029.6	1,570.3	2,417.6	844,875.3
Less Unearned discounts	(331.5)				
Total	835,526.3				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	588,589.3	-	-	160.4	588,749.7
Special mentioned	27,811.6	-	-	19.2	27,830.8
Substandard	22,610.3	-	-	26.3	22,636.6
Doubtful	22,188.5	-	-	51.7	22,240.2
Doubtful of loss	171,128.8	4,627.4	1,491.6	2,170.7	179,418.5
Loss	-	-	-	-	-
Total	832,328.5	4,627.4	1,491.6	2,428.3	840,875.8
Less Unearned discounts	(247.0)				
Total	832,081.5				

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2003 and 2002, classified into the restructuring methods are as follows :

(Million Baht)

		THE BANK'S FINANCIAL STATEMENTS 2003		
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	54	535.1	Land, building, condominium	529.9
Debt-equity conversion	4	376.2	Share capital	423.9
Debt restructuring in various forms	3,517	11,454.7		
Total	3,575	12,366.0		

(Million Baht)

		THE BANK'S FINANCIAL STATEMENTS 2002		
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	35	384.9	Land	297.5
Debt-equity conversion	6	140.0	Share capital	160.0
Debt restructuring in various forms	2,981	6,911.9		
Total	3,022	7,436.8		

For the quarters ended March 31, 2003 and 2002, the Bank recognized interest income from restructured debts amounting to Baht 2,593.5 million and Baht 2,897.6 million, respectively.

As at March 31, 2003 and December 31, 2002, the Bank had balance of loan to restructured debtors amounting to Baht 259,884.4 million and Baht 261,869.9 million, respectively.

The Bank did not present the aforementioned information in the consolidated financial statements for the quarters ended March 31, 2003 and 2002 as the amount of the restructured loans of subsidiary company is not material.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2003 and December 31, 2002, as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	40,825.0	31,955.5	72,780.5	42,090.0	32,171.4	74,261.4
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(15,180.0)	(10,078.0)	(25,258.0)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	31,645.5	44,410.5	12,765.0	31,520.0	44,285.0

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	40,825.0	31,955.5	72,780.5	42,090.0	32,171.4	74,261.4
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(15,180.0)	(10,078.0)	(25,258.0)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	31,645.5	44,410.5	12,765.0	31,520.0	44,285.0

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2003 and December 31, 2002, as follows :

(Million Baht)

Types	Currency	Maturity	Interest Rate	Amount March 31, 2003	Amount December 31, 2002
			CONSOLIDATED FINANCIAL STATEMENTS		
Short-term borrowings					
Unsecured subordinated notes	THB	2003 - 2004	None	5,060.0	5,060.0
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	-
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				14,124.3	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005 - 2029	7.25% - 9.025%	31,955.5	32,171.4
	THB	2004	None	1,265.0	2,530.0
	THB	Perpetual	15.00% *	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(24,554.3)	(26,160.7)
Total long-term borrowings				30,286.2	39,928.7
Total				44,410.5	44,285.0

(Million Baht)

Types	Currency	Maturity	Interest Rate	Amount March 31, 2003	Amount December 31, 2002
			THE BANK'S FINANCIAL STATEMENTS		
Short-term borrowings					
Unsecured subordinated notes	THB	2003 - 2004	None	5,060.0	5,060.0
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	-
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				14,124.3	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005 - 2029	7.25% - 9.025%	31,955.5	32,171.4
	THB	2004	None	1,265.0	2,530.0
	THB	Perpetual	15.00% *	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(24,554.3)	(26,160.7)
Total long-term borrowings				30,286.2	39,928.7
Total				44,410.5	44,285.0

5.5 Capital Augmented Preferred Securities

In April 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated bonds cum preferred shares with a total value of Baht 34,500 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500 million.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, in summary, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability. As at March 31, 2003 and December 31, 2002 the presentation of the First Group of Securities were as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheet as at March 31, 2003 and December 31, 2002 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.6 Commitments

As at March 31, 2003 and December 31, 2002, the Bank had commitments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,102.4	1,318.8	3,421.2	1,738.6	1,258.7	2,997.3
Guarantees of loans	438.8	16,484.3	16,923.1	440.1	17,526.9	17,967.0
Other guarantees	45,686.8	11,956.3	57,643.1	44,918.6	13,700.8	58,619.4
Customers' liabilities under unmatured bills issued under letters of credit	465.8	8,650.5	9,116.3	581.6	8,339.2	8,920.8
Letters of credit	838.2	26,266.6	27,104.8	709.6	25,434.3	26,143.9
Forward foreign exchange contracts						
Bought	12,141.4	83,607.8	95,749.2	15,303.9	80,021.4	95,325.3
Sold	3,293.2	212,985.9	216,279.1	6,368.8	197,978.8	204,347.6
Currency swaps	7,614.2	13,641.6	21,255.8	7,622.1	13,766.6	21,388.7
Interest rate swaps	-	22,502.6	22,502.6	-	23,531.8	23,531.8
Amount of unused bank overdraft	112,882.1	4,120.8	117,002.9	110,681.1	4,654.6	115,335.7
Others	165.9	11,547.2	11,713.1	1,526.9	2,097.2	3,624.1
Total	185,628.8	413,082.4	598,711.2	189,891.3	388,310.3	578,201.6

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,028.7	1,318.8	3,347.5	1,665.1	1,258.7	2,923.8
Guarantees of loans	438.8	16,484.3	16,923.1	440.1	17,526.9	17,967.0
Other guarantees	45,674.6	11,471.6	57,146.2	44,910.5	13,162.0	58,072.5
Customers' liabilities under unmatured bills issued under letters of credit	465.8	8,518.1	8,983.9	581.6	8,243.2	8,824.8
Letters of credit	838.2	26,040.8	26,879.0	709.6	25,223.4	25,933.0
Forward foreign exchange contracts						
Bought	12,141.4	89,827.4	101,968.8	15,303.9	86,253.9	101,557.8
Sold	9,516.8	212,988.1	222,504.9	12,564.4	197,990.2	210,554.6
Currency swaps	9,863.3	15,819.4	25,682.7	9,873.5	15,959.1	25,832.6
Interest rate swaps	-	23,378.2	23,378.2	-	24,413.4	24,413.4
Amount of unused bank overdraft	112,882.1	3,344.5	116,226.6	110,681.1	3,905.0	114,586.1
Others	165.9	11,675.7	11,841.6	1,526.9	1,664.8	3,191.7
Total	194,015.6	420,866.9	614,882.5	198,256.7	395,600.6	593,857.3

5.7 Litigation

As at March 31, 2003 and December 31, 2002, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

5.8 Related party transactions

As at March 31, 2003 and December 31, 2002, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

As at March 31, 2003 and December 31, 2002, the Bank had significant loans and commitments to related parties, as follows :

(Million Baht)

	MARCH 31, 2003		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Other related parties			
Loans			
Ending balance	9,102.7	9,102.7	November 4, 1993 - May 28, 2018
Average month end balance	8,814.2	8,814.2	
Commitments			
Ending balance	1,988.0	1,988.0	March 7, 2003 - October 8, 2020
Average month end balance	1,905.0	1,905.0	
Related restructured debtors			
Loans			
Ending balance	75,429.8	75,429.8	April 11, 1997 - December 30, 2020
Average month end balance	75,532.3	75,532.3	
Commitments			
Ending balance	7,144.8	7,144.8	February 15, 2003 - May 12, 2018
Average month end balance	7,123.2	7,123.2	

(Million Baht)

	DECEMBER 31, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Other related parties			
Loans			
Ending balance	9,325.6	9,325.6	May 23, 1999 - May 28, 2018
Average month end balance	8,187.0	8,187.0	
Commitments			
Ending balance	1,843.3	1,843.3	December 31, 2002 - October 8, 2020
Average month end balance	1,587.7	1,591.1	
Related restructured debtors			
Loans			
Ending balance	76,612.8	76,612.8	April 11,1997 - December 31, 2016
Average month end balance	72,666.9	72,666.9	
Commitments			
Ending balance	7,458.2	7,458.2	December 15, 2002 - May 12, 2018
Average month end balance	7,151.3	7,151.3	

For the quarter ended March 31, 2003, the Bank charged interests between 1.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.0%, on money market loans were between 1.937% to 3.0%, on default loans were at 14.0%, and on other loans were between 1.8% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.5%, on money market loans were between 2.062% to 2.937%, on default loans were at 14.0%, and on other loans were between 3.0% to 10.5%. Determination of interest rates was dependent on the type of loans and collateral.

As at March 31, 2003 and December 31, 2002, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 1,937.9 million and Baht 2,025.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2003 and December 31, 2002 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at March 31, 2003 and December 31, 2002, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Associated companies				
BSL Leasing Co., Ltd.	690.0	565.0	690.0	565.0
PT BBL Danatama Finance TBK	131.1	132.2	131.1	132.2
Thai Filament Finishing Co., Ltd.	175.0	183.9	175.0	183.9
Thai Polymer Textile Co., Ltd.	1,509.0	1,496.8	1,509.0	1,496.8
Thai Taffeta Textile Co., Ltd.	134.6	137.6	134.6	137.6

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Associated companies				
Asia Credit Public Co., Ltd.	1.3	1.4	1.3	1.4
BSL Leasing Co., Ltd.	101.6	80.4	101.6	80.4
Thai Filament Finishing Co., Ltd.	13.9	12.0	13.9	12.0
Thai Polymer Textile Co., Ltd.	56.0	77.3	56.0	77.3
Thai Taffeta Textile Co., Ltd.	6.4	6.4	6.4	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investment consisted mainly of the following as at March 31, 2003 and December 31, 2002, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Bangkok Central Leasing Co., Ltd.	329.0	278.0	329.0	278.0
Bangkok Polyethylene Co., Ltd.	1,688.0	1,696.1	1,688.0	1,696.1
Bangkok UFJ Co., Ltd.	500.0	1,341.0	500.0	1,341.0
Toyota Leasing (Thailand) Co., Ltd.	290.0	200.0	290.0	200.0

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Asia Lamp Industry Co., Ltd.	3.5	4.2	3.5	4.2
Bangkok Central Leasing Co., Ltd.	166.3	53.1	166.3	53.1
Bangkok Polyethylene Co., Ltd.	249.4	266.2	249.4	266.2
Thana Thep Printing Co., Ltd.	2.8	0.8	2.8	0.8
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at March 31, 2003 and December 31, 2002, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 11,570.4 million and Baht 9,768.0 million, respectively.

As at March 31, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 857.3 million.

As at March 31, 2003 and December 31, 2002, the Bank had deposits from related parties as follows :

(Million Baht)

	March 31, 2003	December 31, 2002
Subsidiaries		
BBL (Cayman) Limited	-	2,753.9
Bangkok Bank Berhad	19.7	25.4
Sinsubtawee Assets Management Co., Ltd.	72.5	26.6
Bualuang Finance Co., Ltd.	69.3	38.9
BBL Asset Management Co., Ltd.	4.6	2.0
Associated companies		
BSL Leasing Co., Ltd.	18.8	-
PT BBL Danatama Finance TBK	12.1	51.7
Processing Center Co., Ltd.	183.7	178.3
Asia Credit Public Co., Ltd.	18.4	15.1
Thai Filament Finishing Co., Ltd.	0.4	0.4
Thai Polymer Textile Co., Ltd.	0.2	0.3
Thai Taffeta Textile Co., Ltd.	46.6	15.4
Other related parties	10,738.6	10,114.4

As at March 31, 2003 and December 31, 2002, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

PLACEMENT

	March 31, 2003	December 31, 2002	(Million Baht) Change
Subsidiaries	11,570.4	9,768.0	1,802.4

LOANS

	March 31, 2003	December 31, 2002	(Million Baht) Change
Associated companies	2,640.0	2,515.5	124.5
Other related parties*	8,281.6	8,628.4	(346.8)
Related restructured debtors*	73,611.0	74,794.5	(1,183.5)
Total	84,532.6	85,938.4	(1,405.8)

COMMITMENTS

	March 31, 2003	December 31, 2002	(Million Baht) Change
Associated companies	179.2	177.5	1.7
Other related parties*	1,885.1	1,761.5	123.6
Related restructured debtors*	7,068.5	7,362.5	(294.0)
Total	9,132.8	9,301.5	(168.7)

DEPOSITS

	March 31, 2003	December 31, 2002	(Million Baht) Change
Subsidiaries	166.1	2,846.8	(2,680.7)
Associated companies	280.2	261.2	19.0
Other related parties**	10,738.6	10,114.4	624.2
Total	11,184.9	13,222.4	(2,037.5)

BORROWING

	March 31, 2003	December 31, 2002	(Million Baht) Change
Subsidiaries	857.3	-	857.3

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at March 31, 2003 and December 31, 2002, material accrued income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Subsidiaries				
Interest receivable	-	-	59.4	634.7
Interest payable	-	-	0.4	5.7
Associated companies				
Interest receivable	1.9	1.9	1.9	1.9
Interest payable	0.1	0.1	0.1	0.1
Other related parties				
Interest receivable	380.1	88.3	380.1	88.3
Interest payable	11.5	8.0	11.5	8.0

For the quarters ended March 31, 2003 and 2002, material income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Subsidiaries				
Interest and discount received	-	-	189.7	193.9
Fees and service income	-	-	9.5	10.7
Other income	-	-	0.5	-
Interest paid	-	-	5.9	29.5
Associated companies				
Interest and discount received	23.3	18.5	23.3	18.5
Fees and service income	1.5	1.6	1.5	1.6
Other income	-	0.1	-	0.1
Interest paid	0.3	0.3	0.3	0.3
Other expenses	15.7	13.4	15.7	13.4
Other related parties				
Interest and discount received	1,074.1	803.8	1,074.1	803.8
Fees and service income	14.5	9.8	14.5	9.8
Interest paid	12.9	7.4	12.9	7.4
Other expenses	93.3	47.3	93.3	47.3

For the year ended December 31, 2002, the Bank sold properties foreclosed to Sinsubtawee Asset

properties foreclosed amounting to Baht 8.3 million, there was no gain or loss to the Bank from these sale transactions. For the quarter ended March 31, 2003, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31,
"UNAUDITED"

(Million Baht)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(0.9)	0.0
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.2	0.2
Income (loss) from operations before changes in operating assets and liabilities	(0.7)	0.2
Operating assets (increase) decrease		
Deposit at financial institution	-	(160.0)
Note receivable from properties foreclosed rental	-	(0.2)
Properties foreclosed	33.0	6.2
Income tax recoverable	(0.0)	(0.0)
Prepaid expenses	(0.0)	0.0
Deposits	0.0	(0.0)
Advance payment	(0.1)	-
Other assets	1.0	(0.8)
Operating liabilities increase (decrease)		
Accounts payable	0.0	0.0
Accrued expenses	0.0	0.0
Deposits	13.4	1.0
Deferred rental	(0.5)	-
Amounts due to affiliated company	-	0.3
Rental deposit for properties foreclosed	6.0	-
Other liabilities	(0.0)	0.1
Net cash provided (used) by operating activities	52.1	(153.2)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.1)
Net cash provided (used) by investing activities	(0.0)	(0.1)
Net increase (decrease) in cash	52.1	(153.3)
Cash and cash equivalent items as at January 1,	26.4	244.7
Cash and cash equivalent items as at March 31,	78.5	91.4

5.9 Income Tax

For the quarters ended March 31, 2003 and 2002, the consolidated financial statements presented income tax amounting to Baht 0.4 million and Baht 0.9 million, respectively, which is the income tax of its subsidiaries.

For the quarters ended March 31, 2003 and 2002, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.10 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2003 and 2002, are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2003			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,178.9	2,425.8	(1,341.2)	13,263.5
Interest expenses	(6,076.7)	(2,017.7)	1,341.2	(6,753.2)
Net interest income	6,102.2	408.1	-	6,510.3
Non-interest income	3,560.3	539.7	(2.8)	4,097.2
Non-interest expenses	(7,916.0)	(789.7)	5.0	(8,700.7)
Income (loss) before income tax	1,746.5	158.1	2.2	1,906.8

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2002			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,170.1	3,239.9	(2,127.4)	13,282.6
Interest expenses	(7,249.8)	(2,804.3)	2,127.4	(7,926.7)
Net interest income	4,920.3	435.6	-	5,355.9
Non-interest income	2,945.0	577.7	(17.7)	3,505.0
Non-interest expenses	(6,569.1)	(733.0)	5.4	(7,296.7)
Income (loss) before income tax	1,296.2	280.3	(12.3)	1,564.2

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2003			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,136.0	2,191.8	(1,145.8)	13,182.0
Interest expenses	(6,059.8)	(1,778.8)	1,145.8	(6,692.8)
Net interest income	6,076.2	413.0	-	6,489.2
Non-interest income	3,483.3	507.7	(5.0)	3,986.0
Non-interest expenses	(7,809.2)	(760.4)	5.0	(8,564.6)
Income (loss) before income tax	1,750.3	160.3	-	1,910.6

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2002			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,140.0	2,981.6	(1,903.9)	13,217.7
Interest expenses	(7,230.6)	(2,561.8)	1,903.9	(7,888.5)
Net interest income	4,909.4	419.8	-	5,329.2
Non-interest income	2,825.1	564.4	(5.4)	3,384.1
Non-interest expenses	(6,449.5)	(716.3)	5.4	(7,160.4)
Income (loss) before income tax	1,285.0	267.9	-	1,552.9

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is close to the funding cost.

5.11 Capital fund

Capital fund as at March 31, 2003 and December 31, 2002, are as follows :

(Million Baht)

	March 31, 2003		December 31, 2002	
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(116,113.7)		(116,113.7)
		57,604.7		57,604.7
Tier 2 capital				
Unrealized increment per land appraisal		6,871.5		6,871.5
Unrealized increment per premises appraisal		2,654.3		2,736.0
Provision for normal assets		2,949.5		2,949.5
Long-term subordinated debt instruments				
Subordinated convertible bonds	2,296.2		2,748.0	
Unsecured subordinated notes	18,964.2	21,260.4	19,380.0	22,128.0
Less Debt instrument in excess of 50% of tier 1 capital		-		-
		33,735.7		34,685.0
Total		91,340.4		92,289.7

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contingencies.